United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                          Commission File No.: 000-21571

                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934


                               WORLDWIDE VIDEO, Inc.
                         -----------------------------------
                                (Name of Issuer)


                                     common
                                   -----------
                         (Title of Class of Securities)


                                      None
                                    -------
                                 (Cusip Number)


John G. Perry, 520 Cromwell Court, Culpepper, VA 22701, 540-727-8010
------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   7/14/00
                               ------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d(b)(3) or (4), check the following box /X/.

         Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)



                                  SCHEDULE 13D



1.       Name of Reporting Person and S.S. or I.R.S. Identification No.

	 a)       John G. Perry (hereinafter Reporting Person) ###-##-####

2.       Check the Appropriate Box if A Member of a Group*

         a /  /
         b /X /

3.       SEC Use Only


4.       Source of Funds

         OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         /  /

6.       Citizenship or Place of Organization

         USA

7.       Sole Voting Power

	 4,715,000

8.       Shared Voting Power

         0

9.       Sole Dispositive Power

         4,715,000

10.      Shared Dispositive Power

         0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         4,715,000 (John G. Perry)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         /  /

13.      Percent of Class Represented by Amount in Row (11)

           41.59% as of 10/02/00

14.      Type of Reporting Person

         a) IN

Item 1.  Security & Issuer

         	This statement relates to to common shares of WorldWide Video, Inc.
	(hereinafter the Company), 520 Cromwell Court, Culpepper, VA 22701.

Item 2.

I.       a.       John G. Perry

         b.       John G. Perry, 520 Cromwell Court, Culpepper, VA 22701

         c. John G. Perry is Persident, CEO, and a Director of WorldWide Video, Inc.

         d. The Reporting Person has not during the last five years been convicted in a criminal proceeding (excluding traffic violations).

         e. The Reporting Person has not during the last five years been subject to or party to a civil proceeding regarding any violation of state or federal securities laws, nor has any judgment, decree or order of any type been entered against Reporting Person.

         f.       Citizenship: USA

Item 3.  Source and Amount of the Funds

	Not Applicable

Item 4.  Purpose of the Transaction

        The ownership which is the subject of this Schedule was acquired by John G. Perry for the purpose of investment originally in 1998.

	This is an amendment to Schedule 13d filed 02/06/01statement
	relating to common shares of WorldWide Video,Inc. (hereinafter the Company),
	520 Cromwell Court, Culpepper, VA 22701, owned by the Reporting Person,
	and reports the sale of 50,000 common shares to a non affiliate.

	John Perry has no further plans at this time which relate to or would result in any of the following.

	a. There are no further acquisitions of shares planned.

	b. An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries.

	c. A sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

	d. Reporting Person is and was aware of no intended change of directors.

	e. Any material change in the present capitalization or divident policy of the Company.

	f. Reporting Person is not aware of any other material change in the issuers busines or corporate structure.

	g. Changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; provided, however, that the Reporting Person may exercise outstanding options to acquire Common Stock of the Company in his discretion, which exercise may have the effect of imparing or impeding the acquisition of control by a third party.

	h. Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

	i. A class of equity securities of the Company become eligible for
	   termination of registration pursuant to Section 123(g)(4) of the Securities
	   Act of 1934.

	j. Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

	 a.   As of the date of the filing of this Schedule, Reporting Person
 	      is deemed to beneficially own 4,715,000 shares of common stock of the
	      Company, representing (41.59%) of the issued and outstanding Common Stock
	      of WorldWide Video, Inc.

	 b. John G. Perry has sole power to vote and dispose of 4,715,000 shares of common stock. John G. Perry is the President and a Director of WorldWide Video, Inc.

	 c. John G. Perry had no transactions in issuer's shares in the 60 days prior to date hereof.

         d.  Not Applicable

         e.  Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

	There are no contracts, arrangements, understanding, or relationships of the type required to be disclosed under this Item between the Reporting Person and any other person, except employment agreements by the Issuer.

Item 7.  Exhibits

         None



                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: 2/07/01             	/s/ John G. Perry
                                ------------------------
                                    John G. Perry